Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2004	Six Months Ended June 28, 2003	2003	2002
Interest expense, net	34.9	15.0	50.9	2.6
Income (loss) before Income taxes	181.1	(49.6)	(47.4)	114.0

Fixed Charges
Interest costs, expensed	34.9	15.0	50.9	2.6
Interest costs, capitalized	0.2	—	0.4	0.3
Portion of rental expense (1/3)	5.5	—	7.9	0.1
Earnings to cover preferred stock	—	—	—	—
Guarantee of joint venture	—	—	—	—

Fixed charges	40.6	15.0	59.2	3.0
Earnings
Pre-tax income (loss)	181.1	(49.6)	(47.4)	114.0
Fixed Charges	40.6	15.0	59.2	3.0
Equity company adjustments (income) loss	(1.4)	(0.4)	(1.1)	(7.0)
Dividends from joint ventures	2.0	0.1	0.7	7.4
Preferred dividends	—	—	—	—

Earnings	222.3	(34.9)	11.4	117.4
Shortfall	181.7	(49.9)	(47.8)	114.4
Ratio of earnings to fixed charges	5.5	(2.3)	0.2	39.6